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                                                               Exhibit (a)(1)(C)

                         Wit SoundView Group, Inc. email


July 24, 2001

Dear Wit SoundView Group, Inc. Employee and Option Holder:

As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock.

Our board of directors is concerned that these options are not creating a meaningful long-term performance incentive for our employees. Accordingly, I am pleased to inform you that the board of directors has approved a voluntary stock option exchange program. Under the program, as a current United States employee, you will have the opportunity to exchange all of your outstanding stock options with an exercise price of $5.00 or more for restricted stock to be granted as soon as practicable after we accept and cancel the options which are elected for exchange. The shares that you receive will, until they become vested, be non-transferable, and subject to forfeiture, and are referred to as "restricted stock."

The number of shares of restricted stock you will receive will be based on an exchange ratio which is determined by the exercise price of the options you elect to exchange. The restricted stock will vest in three substantially equal installments on August 31, 2002, August 31, 2003 and August 31, 2004.

The offer to exchange your options is being made under the terms and subject to the conditions of an offer to exchange and election form which accompany this message. The offer to exchange contains detailed information about the program, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the program and the terms of the restricted stock that you will be eligible to receive in the event that you decide to participate.

We make no recommendation as to whether you should elect to exchange your options. Each employee must make his or her individual decision.

If you have any questions concerning the program, please call or e-mail Sandy Mattingly, Associate General Counsel at 646/654-2632 or smattingly@witsoundview.com.

Sincerely,



Mark F. Loehr
Chief Executive Officer